09041096

AB
6B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2008 (MM/DD/YY) AND ENDING 3/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Teal — 617-624-8820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown RD, Suite 400	Bethesda	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
MAY 29 2009
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Teal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Securities, Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP, Treasurer, & Clerk

Title

MARIE KENNEDY
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 4/6/12

Marie E. Kennedy

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

Boston Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Boston Capital Securities, Inc. (the Company) as of March 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Securities, Inc. as of March 31, 2009, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
May 26, 2009

Boston Capital Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2009

ASSETS

ASSETS		
Cash	$	130,704
Fees receivable		191,250
Deposits		500
Total assets	$	322,454

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	204,394
Due to affiliate		78,528
Total liabilities		282,922
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 300,000 shares authorized 1,000 shares issued and 750 shares outstanding		10
Additional paid-in capital		2,246,479
Accumulated deficit		(2,206,707)
Treasury stock, 250 shares at cost		(250)
Total stockholder's equity		39,532
Total liabilities and stockholder's equity	$	322,454

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF OPERATIONS

Year ended March 31, 2009

REVENUE	
Commission income	$ 848,563
Non-accountable fee income	184,925
Total revenue	1,033,488
EXPENSES	
Commission expense	848,563
Due diligence and filing fees	217,907
Professional fees	40,045
Travel and entertainment	6,285
Office expenses	616
Total expenses	1,113,416
Loss from operations	(79,928)
Other income	1,210
Interest income	1,427
Gain on sale of investment	6,323
Net loss	$ (70,968)

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended March 31, 2009

	Common stock		Additional paid-in capital	Accumulated deficit	Treasury stock		Total stockholder's equity
	Shares	Amount			Shares	Amount	
Balance at March 31, 2008	1,000	$ 10	$ 2,246,479	$ (2,135,739)	250	$ (250)	$ 110,500
Net loss	-	-	-	(70,968)	-	-	(70,968)
Balance at March 31, 2009	1,000	$ 10	$ 2,246,479	$ (2,206,707)	250	$ (250)	$ 39,532

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended March 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(70,968)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on sale of investment		(6,323)
Changes in asssets and liabilites:		
Increase in fees receivable		(101,497)
Increase in accrued expenses		83,935
Increase in due to affiliate		78,528
Net cash used in operating activities		(16,325)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investment		11,123
Net cash provided by investing activities		11,123
Net decrease in cash		(5,202)
CASH, BEGINNING		135,906
CASH, END	$	130,704

See notes to financial statements

NOTE 1 - ORGANIZATION

Boston Capital Securities, Inc. (the Company) is registered with the United States Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 as a broker/dealer primarily selling investments to individuals and corporations. The Company currently is offering two types of investments, which contain multi-family residential real estate as the underlying assets. The first is a tax advantaged product structured as a limited partnership (the Fund or the Funds). Investors in the Fund receive low-income and historic rehabilitation tax credits based upon the type of real estate acquired by the Fund. Additionally, certain investors in the Fund will be able to utilize the passive losses generated from the Fund to defer federal income taxes. The second investment is a mortgage fund formed to make fixed-rate first priority mortgage loans, each of which is secured by a multifamily affordable housing apartment complex expected to qualify for the Low-Income Housing Tax Credit and Historic Rehabilitation Tax Credits.

For the year ended March 31, 2009, the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a registered FINRA Broker Dealer in all fifty states and the District of Columbia. The Company is also a member of the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company earns selling commissions in connection with the sale of interests in the investments. The commissions are based on a percentage of the equity raised by the offerings and are recognized as revenue upon the admission of investors. The Company is also entitled to a non-accountable expense allowance equal to accountable and non-accountable expenses paid to an affiliate for due diligence expenses and administrative costs related to the Fund offerings. The allowance is discretionary and limited to a specified percentage of the equity raised by the Fund.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the

recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

On December 30, 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Financial Interpretation No. (FIN) 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" (FIN 48-3). FIN 48-3 defers the effective date of FIN 48, "Accounting for Uncertainty in Income Taxes," until fiscal years beginning after December 15, 2008. Management does not believe the impact of FIN 48 will be significant to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are guaranteed by the Federal Deposit Insurance Corporation up to $250,000. At March 31, 2009, the Company's cash balance was fully insured.

Marketable Securities

The Company accounts for marketable securities in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that securities that are available-for-sale be presented at fair value on the statement of financial condition. Unrealized gains and losses are recognized as a separate component of stockholder's equity until realized. Marketable securities that have restrictions on the sale that will exceed one year are held at cost until such restrictions are removed. In April 2008, the restriction on the

investment held as of March 31, 2008 was removed and the stock of $4,800 was sold for a gain of $6,323.

NOTE 3 - INCOME TAXES

The provision for income taxes for the year ended March 31, 2009 is comprised of the following:

	Federal	State	Total
Current tax expense	$ -	$ -	$ -
Deferred tax benefit (expense)	(50,953)	(14,236)	(65,189)
Decrease in valuation allowance	50,953	14,236	65,189
Provision for income taxes	$ -	$ -	$ -

Components of the provision for deferred income taxes for the year ended March 31, 2009 consist of the following:

Net operating loss carryforwards	$ (271,455)
Accrual-based expenses	206,266
Deferred tax benefit (expense)	$ (65,189)

Temporary differences that give rise to deferred tax assets and liabilities at March 31, 2009, result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes, along with federal and state loss carryforwards that may be used against future federal and state taxable income.

The federal and state loss carryforwards at March 31, 2009, each totaled $1,691,909. The federal and state tax rate used to calculate the deferred tax asset was 34% and 9.5%, respectively. If not used, the federal and state carryforwards will each begin to expire March 31, 2021. Deferred tax assets are not expected to be realized in future years. Accordingly, a valuation allowance was recorded at March 31, 2009.

Net deferred tax benefit consists of the following:

Net operating loss carryforwards	$	735,980
Accrual-based expenses		206,266
Total deferred tax assets		942,246
Valuation allowance		(942,246)
Net deferred tax assets	$	-

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as the terms are defined in the Rule. As of March 31, 2009, Boston Capital Securities, Inc. had a "net capital" requirement of $18,861, whereas its actual "net capital" was $39,032. The Rule also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 7.25 to 1 as of March 31, 2009.

The audited calculations of the above amounts agree to the amounts filed on the unaudited SEC Form X-17A-5 (FOCUS filing) as of March 31, 2009.

NOTE 5 - RELATED PARTY TRANSACTIONS

Substantially all revenue is earned by acting as the registered broker dealer for the Funds in which an affiliate of the Company is the general partner or acts as an advisor.

For the year ended March 31, 2009, the Company earned commission fees of $848,563 and non-accountable fees of $184,925 in connection with the sale of limited partnership interests of the Funds. For the year ended March 31, 2009, $848,563 of commission fees and $184,925 of the non-accountable fees were reallowed to third-party broker dealers. Commissions and non-accountable fees receivable of $180,937 and $10,313, respectively, at March 31, 2009, are included in fees receivable on the statement of financial condition. Commissions and non-accountable fees payable of the same amounts at March 31, 2009 are included in accrued expenses on the statement of financial condition.

During the year ended March 31, 2009, an affiliate of the Company paid certain expenses on its behalf relating to the selling of interests in the Funds totaling $572,169. As of March 31,

2009, $78,528 remains payable and is included in due to affiliate on the statement of financial condition.

NOTE 6 - CONTINGENCIES

The Company is subject to periodic reviews by FINRA. In the prior fiscal year, FINRA questioned that the Company may have exceeded the limitation on the organization and offering expenses. In the current fiscal year, it was determined that no regulatory action would be taken.

SUPPLEMENTAL INFORMATION

Boston Capital Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2009

Aggregate indebtedness	$ 282,922
Net worth:	
Common stock	$ 10
Additional paid-in capital	2,246,479
Accumulated deficit	(2,206,707)
Treasury stock	(250)
Total net worth	39,532
Deduct nonallowable assets:	
Deposits	500
Total nonallowable assets	500
Net capital	39,032
Minimum net capital requirement to be maintained	18,861
Net capital in excess of requirements	$ 20,171
Ratio of aggregate indebtedness to net capital	7.25 to 1

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Boston Capital Securities, Inc.

In planning and performing our audit of the financial statements of Boston Capital Securities, Inc. (the Company) as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

Atlanta ■ Austin ■ Baltimore ■ Bethesda ■ Birmingham ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009 to meet the SEC's objectives.

Reznick Group

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Association, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
May 26, 2009

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

BOSTON CAPITAL SECURITIES, INC.

MARCH 31, 2009

Boston Capital Securities, Inc.

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